

Mail Stop 3561

March 23, 2009

Mr. Charles R. Oglesby
President and Chief Executive Officer
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

>   **Re: Asbury Automotive Group, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed December 11, 2008**
>   **File No. 001-31262**

Dear Mr. Oglesby:

    We have reviewed your amended filing dated March 20, 2009 and have the following comments. Please amend your filing and provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>Amendment 2 to Item 4.01 8-K Filed March 20, 2009</u>

1.   Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements with your former auditor and no reportable events. This period should include the two most recent years and the subsequent interim period through March 16, 2009, the date D&T was dismissed. Refer to paragraphs (a)(1)(iv) and (a)(1)(v) of Item 304 of Regulation S-K.

2.   Please note that you are also required to file a letter from D&T stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

    Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant